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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~036301~~ 8-47102

FACING PAGE
Information Required of Brokers and Dealer Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2004 (MM/DD/YY) AND ENDING January 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FED Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Riverside Avenue
(No. and Street)

Westport,	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron P. Hollander — (203) 291-7700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Actis-Grande, Ronan & Company, LLP
(Name – if individual, state last, first, middle name)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 1 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

30 Main Street, Suite 500 06810	Danbury	CT	
(Address)	(City)	(State)	(Zip Code)



PROCESSED
APR 25 2005
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AN OATH OR AFFIRMATION

I, Aaron P. Hollander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FED Securities, Inc., as of January 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Financial Statements
and Supplemental Schedules
FED Securities, Inc.
SEC No. 036301

For the year ended January 31, 2005
with Report of Independent Auditors
and Supplemental Report on
Internal Control Structure

Filed in accordance with Rule 17a-5(c)(3) as a Public Document


SEC MAIL
RECEIVED
PROCESSING
APR 01 2005
WASH, D.C.
179
SECTION

FED Securities, Inc.

Financial Statements

Year ended January 31, 2005

Contents

30 Main Street, Suite 500, Danbury, CT 06810-3047
Tel: (203) 797-0056 / Fax: (203) 778-9623
www.AGRCO.com

Actis-Grande, Ronan & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

Board of Directors
FED Securities, Inc.

We have audited the accompanying statement of financial condition of FED Securities, Inc. as of January 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FED Securities, Inc. at January 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Actis-Grande, Ronan & Company, LLC

March 25, 2005

FED Securities, Inc.

Statement of Financial Condition

January 31, 2005

Assets	
Cash	$ 80,586
Other current assets	547
Total assets	$ 81,133
Liabilities and stockholders' equity	
Payable to related party	$ 756
Other accrued liabilities	41,606
Total liabilities	42,362
Stockholders' equity:	
Common stock, $.01 par value, authorized 1,000 shares; issued and outstanding 200 shares	2
Additional paid-in capital	20,025
Retained earnings	18,744
Total stockholders' equity	38,771
Total liabilities and stockholders' equity	$ 81,133

See accompanying notes.

FED Securities, Inc.

Statement of Income

Year ended January 31, 2005

Revenues from investment advisory services	$ 56,041
Expenses:	
General and administrative expenses	48,896
Loss on sale of investment	24,088
Total Expenses	72,984
Net loss	($ 16,943)

See accompanying notes.

FED Securities, Inc.

Statement of Changes in Stockholders' Equity

Year ended January 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 31, 2004	$ 2	$ 20,025	$ 135,687	$ 155,714
Net loss	-	-	(16,943)	(16,943)
Cash distributions to stockholders	-	-	(100,000)	(100,000)
Balance at January 31, 2005	$ 2	$ 20,025	$ 18,744	$ 38,771

See accompanying notes.

FED Securities, Inc.

Statement of Cash Flows

Year ended January 31, 2005

Cash flows from operating activities	
Net loss	($ 16,943)
Loss from sale of investment	24,088
Changes in operating assets and liabilities:	
Decrease in receivable from related party	25,250
Increase in other current assets	(547)
Decrease in other accrued liabilities	(300)
Net cash provided by operating activities	31,548
Cash flows from investing activities	
Cash proceeds from sale of investment	9,013
Cash flows from financing activities	
Cash distributions to stockholders	(100,000)
Net decrease in cash	(59,439)
Cash balance at beginning of year	140,025
Cash balance at end of year	$ 80,586

See accompanying notes.

FED Securities, Inc.

Notes to Financial Statements

January 31, 2005

1. Significant Accounting Policies

Description of Business

FED Securities, Inc. is a broker dealer whose income is from investment advisory/valuation services for customers of First Equity Development, Inc. a related party. Revenues are recognized upon completion of the related services and when collection is assured.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

2. Income Taxes

The Company has elected to be taxed under subchapter S of the Internal Revenue Code; accordingly no provision is made for federal or state income taxes as these taxes are the responsibility of the individual stockholders.

3. Related Party Transactions

During the year ended January 31, 2005, the Company recorded revenues of $56,041 for valuation and support services rendered to customers of First Equity Development, Inc. In addition, the Company incurred expenses of $47,333 for administrative support services provided by First Equity Development, Inc. for the year ended January 31, 2005.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2005, the Company had net capital of $38,771, which was $33,771 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of January 31, 2005

Schedule I

FED Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

January 31, 2005

NET CAPITAL	
Total stockholders' equity	$ 38,771
Deductions and/or charges:	
Non-allowable assets	-
Net capital	$ 38,771
AGGREGATE INDEBTEDNESS	
Payable to related party and accrued expenses	$ 42,362
Total aggregate indebtedness	$ 42,362
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Excess net capital	$ 33,771
Ratio: Aggregate indebtedness to net capital	1.09 to 1.0

There were no material differences between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of January 31, 2005.

FED Securities, Inc.

Statement Regarding SEC Rule 15c3-3

January 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

30 Main Street, Suite 500, Danbury, CT 06810-3047
Tel: (203) 797-0056 / Fax: (203) 778-9623
www.AGRCO.com

Actis-Grande, Ronan & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
FED Securities, Inc.

In planning and performing our audit of the financial statements of FED Securities, Inc. (the "Company") for the year ended January 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, as amended, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the National Association of Securities Dealers Inc., the Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, as amended, in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Aeti. Grande, Renew & Company, LLC

March 25, 2005